Filed Pursuant to Rule 433

Registration No. 333-205684

Issuer Free Writing Prospectus

(To Prospectus dated April 28, 2017,

as supplemented by Supplement No. 1

dated May 17, 2017)

Real Estate Investing for Everyone ™ NNN REIT, Inc.

Disclosures and Disclaimers RichUncles.com Rich Uncles NNN REIT, Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of its securities described herein. The offering is made only by the prospectus, a copy of which is available at https :// www.richuncles.com/prospectus/nnn . Alternatively , Rich Uncles will arrange to send you the prospectus if you request it by calling toll - free (855) Rich - Uncles or emailing prospectus - nnn@richuncles.com . Any investment in the securities described herein should be evaluated in conjunction with the prospectus in order to fully understand all of the implications and risks of the offering of securities to which the prospectus relates. Neither the SEC, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved the securities described herein, determined if the prospectus is truthful or complete or passed on or endorsed the merits of the offering. Any representation to the contrary is a criminal offense. The offering of securities described herein is currently approved in the following States: California, Colorado, Connecticut, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kentucky, Louisiana, Missouri, Montana, Nevada, New Hampshire, New York, South Carolina, South Dakota, Texas, Utah, Vermont, Virginia, Wisconsin and Wyoming. No offer to sell any securities, and no solicitation of an offer to buy securities, is being made in any jurisdiction in which such offer, sale or solicitation would not be permitted by applicable law. We continue to seek approval of other States and we frequently update our approved States list on our website https ://www.richuncles.com/ .

Risk Factors RichUncles.com Investing in Rich Uncles NNN REIT, Inc. involves risks. These risks include the following: (i) Rich Uncles NNN REIT, Inc. has only a limited operating history, and the prior performance of real estate programs sponsored by affiliates of its sponsor may not be indicative of future results; (ii) the offering by Rich Uncles NNN REIT, Inc. is on a “best efforts” basis; if Rich Uncles NNN REIT, Inc. is unable to raise substantial funds in the offering, it may not be able to invest in a diverse portfolio of real estate and real estate - related investments, and the value of an investor’s investment may fluctuate more widely with the performance of specific investments; (iii) Rich Uncles NNN REIT, Inc. is a “blind pool” because it has acquired only twelve properties and one real estate investment to date and Rich Uncles NNN REIT, Inc. has not identified a significant number of properties to be acquired with the net proceeds from the offering; as a result, investors will not be able to evaluate the economic merits of Rich Uncles NNN REIT, Inc.’s future investments prior to their purchase and Rich Uncles NNN REIT, Inc. may be unable to invest the net proceeds from its securities offering on acceptable terms to investors, or at all; (iv) Rich Uncles NNN REIT, Inc . has not established the offering price on an independent basis and it bears no relationship to the value of its assets; (v) the amount of distributions Rich Uncles NNN REIT, Inc. may pay, is uncertain; due to the risks involved in the ownership of real estate and real estate - related investments, there is no guarantee of any return on an investor’s investment in Rich Uncles NNN REIT, Inc. and investors may lose money ; (vi) Rich Uncles NNN REIT, Inc. may fail to qualify as a REIT, which could adversely affects its operations and its ability to make distributions; (vii) Rich Uncles NNN REIT, Inc.’s articles of incorporation do not require it to pursue a transaction to provide liquidity to its stockholders by a specified date, nor do Rich Uncles NNN REIT, Inc.’s articles require it to list its shares for trading on a stock exchange; Rick Uncles NNN REIT, Inc.’s articles do not require it to ever provide a liquidity event to its stockholders a and there are significant restrictions on Rich Uncles NNN REIT, Inc.’s share repurchase program; consequently, investors must be prepared to hold their shares for an indefinite length of time and, if investors are able to sell their shares, they may have to sell them at a substantial discount; (ix) the only source of cash for distributions to investors will be cash flow from Rich Uncles NNN REIT, Inc.’s operations (including sales of properties) or waivers or deferral of fees paid to its sponsor or advisor; (x) because no underwriter is selling Rich Uncles NNN REIT, Inc.’s shares, there has not been an independent “due diligence” review of the offering; and (xi) investing in Rich Uncles NNN REIT, Inc.’s common stock involves a high degree of risk; investors should purchase Rich Uncles NNN REIT, Inc.’s common stock only if they can afford a complete loss of their investment. See the Risk Factors section of the prospectus of Rich Uncles NNN REIT, Inc. for further information about these and other risks investors should consider before investing in the securities of Rich Uncles NNN REIT, Inc.

Contents 1 5 2 6 3 7 4 8 The Uncles Meet the experts guiding our investment strategy Portfolio Samples View properties from our growing list of revenue - producing commercial real estate Our Investment Strategy Learn about our acquisition process, from tenant vetting to property distribution Existing Portfolio Map Survey our current investments and future opportunities across the United States Hypothetical Return How investment in Rich Uncles may benefit your portfolio FAQ Answers to investors’ most pressing questions about our investment strategy Real Estate vs. Stock Market See how commercial real estate investment has recently outperformed the stock market Testimonials Hear what our loyal investors are saying RichUncles.com

In 2012 Ray launched the idea of “Real Estate Investing for Everyone” through a proprietary technology platform known as Rich Uncles . Ray is the chairman of the board of CBRE Group, Inc., the world’s largest commercial real estate services and investment firm. CBRE is a Fortune 500 and S&P 500 company with 2016 revenues of $13 billion. Harold is responsible for the overall direction of Rich Uncles, including real estate, finance, and strategic initiatives . He is a seasoned real estate expert with over 30 years in the financial industry and $2 billion in transactional experience. He is a graduate of the UCLA School of Law. Howard oversees technology, investor relations, and marketing for Rich Uncles. He is a successful entrepreneur, having created businesses in commercial real estate, renewable energy, and computer gaming. Howard has also served as Professor at the ICSC’s School of Leasing at the Wharton School of Business for over a decade. Meet the Uncles Ray Wirta Founding Investor RichUncles.com Harold Hofer Chief Executive Officer Howard Makler President

*There is no assurance that Rich Uncles NNN REIT, Inc. will be able to meet the stated objectives. Remaining lease terms for our tenants are on average between 4 to 13 years. Broad geographical diversification helps prevent a single region’s economy from significantly affecting our REIT performance. Our “Triple Net” Lease structure strategy provides that our tenants are responsible for taxes, insurance, and maintenance. We limit purchase debt to 50% of the portfolio value, compared to 75% or 80% purchase debt strategies employed by many non - listed REITs. We acquire single - tenant properties that are currently leased by creditworthy tenants. With our diversified property portfolio, the risk of tenant default is spread across our entire REIT. Our Investment Strategy * Guided by our founders’ combined century of investment experience, our portfolio of commercial real estate is strictly vetted through a comprehensive purchasing strategy. RichUncles.com

Hypothetical Returns

We collect monthly rental payments from our creditworthy corporate tenants. This collected revenue is then distributed to our shareholders in the form of a 7% annualized dividend.*

A hypothetical 5-year return assumes the following:

7%	2%	11.3%
Annualized Dividends Reinvested	Increase in Annual Share Value**	Average Annual Return Results


Initial Investment
$100,000
Year 1
$109,374
Year 2
$119,626
Year 3
$130,839
Year 4
$143,103
Year 5
$156,517

*7% annualized distribution rate is based on a $10.00 per share offering price and assumes that the daily distribution rate declared monthly for the past two quarters is maintained for one year following the date of your investment. The payment of dividends is not guaranteed. Rich Uncles NNN REIT, Inc. has not generated sufficient cash flows from operations to fully fund distributions paid and distributions have exceeded earnings. Therefore, Rich Uncles NNN REIT, Inc. may pay distributions in whole or in part from the waiver or deferral of fees otherwise due to its advisor. To date, the sources of cash used to pay distributions have been from net rental income received and the waiver and deferral of management fees.

**This figure is for illustrative purposes only; there is no guarantee that this figure will be attained.

Rich Uncles RichUncles.com

Real Estate vs Stock Market

Rich Uncles NNN REIT, Inc. is a Real Estate Investment Trust (REIT) which publicly reports its financial earnings, but is not traded on a stock market. The value of our shares and dividends are derived from the performance of our commercial real estate portfolio, not the miscellaneous forces that drive the volatile stock market.*



REAL ESTATE
144%
Growth
S&P 500
55%
Growth
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16

Source: NCREIF.org and Yahoo Finance

Disclaimer: There are material differences between NCREIF's real estate data and Rich Uncles NNN REIT, Inc.'s portfolio, including the fact that NCREIF's real estate data reflects the returns of a blended portfolio of institutional quality real estate and does not reflect the use of leverage or the impact of management and advisory fees. Additionally, the illustrated growth rate of real estate may not be representative of the growth rate of Rich Uncles NNN REIT, Inc.'s portfolio.

*Traded investments are subject to daily price volatility because market forces determine the price but they provide investors with ready liquidity. Non-traded REITs do not provide ready liquidity, and if investors are able to redeem shares, the repurchase price may be less than their original investment. An investment in a non-traded REIT does not have the same level of share price transparency as a traded investment.

Rich Uncles

RichUncles.com

Portfolio Samples Orlando, FL Las Vegas, NV Maitland, FL Las Vegas, NV Melbourne, FL Stockbridge, GA Bedford, TX Cedar Park, TX View select photos from our growing portfolio of revenue - producing commercial real estate. RichUncles.com

Existing Portfolio Map States currently available to invest in Rich Uncles NNN REIT, Inc. Target markets (MSA) Location of current Rich Uncles Real Estate Investment Trust I properties Location of current Rich Uncles NNN REIT, Inc. properties RichUncles.com

Frequently Asked Questions What is a REIT? • A REIT (Real Estate Investment Trust) is a corporation that owns income - producing real estate and must distribute 90% of its taxable income to shareholders. • Established by Congress in the 1960’s, REITs allow individual investors the opportunity to own interests in large real estate portfolios. • Investors in REITs earn shares of the income produced from real estate investment portfolios without having to find, buy, and manage properties themselves. Why should I invest with Rich Uncles instead of other REITs? • Unlike other REITs, Rich Uncles NNN REIT, Inc. does not pay broker - dealers, allowing more of your investment dollars to be committed directly into real estate. • We do not assess any upfront sales fees or pay commissions, which can represent up to 15% of your total investment in other REITs.* • Rich Uncles NNN REIT, Inc. has distributed, to date, a 7% annualized dividend to our shareholders.** *Investors should consult with their registered investment advisors about any additional charges or fees they might impose, if applicable. **7% annualized distribution rate is based on a $10.00 per share offering price and assumes that the daily distribution rate declared monthly for the past two quarters is maintained for one year. There is no guarantee that an investor will achieve a return on an investment in Rich Uncles NNN REIT, Inc. RichUncles.com

Frequently Asked Questions How does Rich Uncles purchase real estate? • Rich Uncles features a highly experienced acquisitions team with over a century of combined real estate acquisitions and management experience. • Our proprietary technology allows us to examine hundreds of potential real estate investments everyday. We gauge the suitability of every potential investment against three key metrics: property quality, tenant credit, and existing lease terms. • Rich Uncles NNN REIT, Inc. has purchased all properties in its portfolio on an aggregate basis with 50% cash down and 50% fixed - rate financing. How are dividends distributed? • You can begin receiving monthly dividends from our portfolio of revenue - producing commercial real estate with an initial investment amount as low as $500. • We collect monthly rental payments from our creditworthy corporate tenants. This collected revenue is then distributed to our shareholders in the form of a 7% annualized dividend.* • Rich Uncles NNN REIT, Inc . never funds dividend distributions with return of capital . Our distributions are funded solely from collected rental payments and the deferral or waiver of advisory fees . *The payment of dividends is not guaranteed. Rich Uncles NNN REIT, Inc. has not generated sufficient cash flows from operations to fully fund distributions paid and distributions have exceeded earnings. To date, the sources of cash used to pay distributions have been from net rental income received and the waiver and deferral of management fees. RichUncles.com

Frequently Asked Questions Can I get my money back after I invest? • Yes, Rich Uncles NNN REIT, Inc. gives its shareholders the ability to sell their purchased shares back to the REIT on a monthly basis.* • While the share repurchase program may be amended at any time, Rich Uncles NNN REIT, Inc. has granted every share repurchase request submitted to date. • We fund our share repurchases from the prior or future sale of shares, the sale of assets, proceeds from distribution reinvestment, our line of credit, or traditional mortgage financing. Can I use retirement savings to invest with Rich Uncles? • Absolutely. Investments in commercial real estate may present the perfect diversification option for your retirement portfolio.** • You may invest in Rich Uncles NNN REIT, Inc . with your existing 401 (k), Traditional IRA, Roth IRA, SEP IRA, Simple IRA, and most other qualified retirement plans, including 403 (b), 457 , or military sponsored thrift savings plans . • A self - directed retirement account is required to invest in alternative assets like Rich Uncles NNN REIT, Inc. Unlike traditional Individual Retirement Arrangements (IRAs), self - directed retirement accounts do not limit you to investing in exchange - traded stocks and bonds. *Limitations to the share repurchase program are more fully described in the prospectus for the offering, which include: (i) we currently limit share repurchases to 5% of outstanding shares, and will increase our redemption limit to 20% (2% per month, and 5% per quarter) when our first NAV is calculated - currently scheduled for December 31, 2017; and (ii) the price at which shares will be repurchased is net a withdrawal penalty and ranges from 97% of the per share offering price (or after January 2018, NAV per share) for shares held less than one year to 100% of the per share offering price (or after January 2018, NAV per share) for shares held three years or more. **There is no guarantee that an investor will achieve a return on an investment in Rich Uncles NNN REIT, Inc. RichUncles.com

Testimonials

I've always wanted to invest in property. Rich Uncles made it possible for me to do just that. It is easy to get started, and the staff is very, very helpful. I had a lot of questions that were quickly answered, and my concerns put to rest. I love what Rich Uncles offers, and I will continue to invest with them as part of my diversification strategy.

Michael Moller
Website Services Owner

Happy to start this new investment venture, easy to set great customer support. Zav was great! Helpful, patient and pleasant!

Marielena Karadas
Compliance Consultant

Investing with Rich Uncles has been a great experience and one of the best investments decisions I've made. Glad I found it and I will certainly spread the word.

Robert Thomas
Transportation Executive

I've been looking for an alternative investment vehicle, and without the capital to start my own real estate investing, this was PERFECT!

Rick Felix
Process Control Administrator

Rich Uncles RichUncles.com

Invest Now! Start earning a sizable supplement to your monthly income, much - needed asset diversification, or an elevated return on your long - term savings with an investment in Rich Uncles’ diversified portfolio of revenue - producing commercial real estate.* info@RichUncles.com (855) 742 - 4862 *This is a “best efforts” offering . If Rich Uncles NNN REIT, Inc . is unable to raise substantial funds in this offering, it may not be able to invest in a diverse portfolio of real estate and real estate - related investments, and the value of your investment may fluctuate more widely with the performance of specific investments . Furthermore, there is no guarantee that an investor will achieve a return on an investment in Rich Uncles NNN REIT, Inc . , the payment of dividends is not guaranteed, and Rich Uncles NNN REIT, Inc . , like other non - traded REITs, does not have the same level of share price transparency as public equities and does not provide ready liquidity . RichUncles.com